FUSE ENTERPRISES, INC.

                                                                                                       April 12, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405
Attention: Jennifer Thompson, Accounting Branch Chief

Re:	Fuse Enterprises, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2017
Filed on December 29, 2017
File No. 333-202948

Dear Ms. Thompson:

Fuse Enterprises, Inc. (“Fuse Enterprises” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated April 2, 2018 (the “Comment Letter”), in connection with complying with the issues and outstanding disclosure items set forth therein.  For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in the Comment Letter followed by our responses thereto.

Form 10-K for Fiscal Year Ended September 30, 2017

Item 9A – Controls and Procedures, page 12

1.          We note your certifying officers concluded your disclosure controls and procedures are effective “subject to the limitations noted above.” It is not appropriate to indicate your disclosure controls and procedures are effective subject to certain limitations. You must clearly state whether or not the disclosure controls and procedures are effective. Please amend the Form 10-K to delete the qualification and provide an unqualified conclusion as to the effectiveness of your disclosure controls and procedures. Your disclosures may indicate that your disclosure controls and procedures are designed to provide “only reasonable assurance” of achieving the desired control objectives; if you include that language, your conclusion as to whether such controls arc or are not effective should be at that “reasonable assurance” level. Please reform to Section 11.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/ rules/fn1aV33-8238.hon>.

Response:

We intend to amend and restate Item 9A of our Form 10-K as follows:

ITEM 9A.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls

We evaluated the effectiveness of our disclosure controls and procedures as of the end of the 2017 fiscal year.  This evaluation was conducted with the participation of our chief executive officer and chief financial officer.

Disclosure controls are controls and other procedures that are designed to ensure that information that we are required to be disclosed in the reports we file pursuant to the Securities Exchange Act of 1934 is recorded, processed, summarized and reported.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives.

With the participation of management, our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of our disclosure controls and procedures at the conclusion of the period ended September 30, 2017. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were ineffective in ensuring that material information required to be disclosed is included in the reports that we file with the Securities and Exchange Commission.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of the inherent limitations of internal control over financial reporting, misstatements may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of September 30, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management, with the participation of the Chief Executive Officer and Chief Financial Officer, believes that, as of September 30, 2017, our internal control over financial reporting is not effective based on those criteria. If we are unable to remediate the material weakness, or other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of September 30, 2017, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

 1.  We do not have an Audit Committee. While we are not legally obligated to have an audit committee, it is the management’s view that such a committee, including a financial expert member, is of the utmost importance for entity-level control over the Company’s financial statements. Currently, the Board of Directors acts in the capacity of an audit committee.

2.  We did not implement appropriate information technology controls. As of September 30, 2017, the Company was retaining copies of all financial data and material agreements; however there is no formal procedure or evidence of normal backup of the Company’s data or off-site storage of the data in the event of theft, misplacement, or loss due to unmitigated factors.

3.   We currently lack sufficient accounting personnel with the appropriate level of knowledge, experience and training in U.S. GAAP and SEC reporting requirements.

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of September 30, 2017 based on criteria established in Internal Control—Integrated Framework issued by COSO (2013 framework).

We have taken certain actions to remediate the material weakness related to our lack of U.S. GAAP experience. We have engaged an outside CPA with U.S. GAAP knowledge and experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with U.S. GAAP. The Company’s operations are relatively uncomplicated; the Company had no sales but only expenses.  The Company maintains adequate policies and procedures for ensuring that receipts and expenditures of Company assets are made in accordance with management authorization; and any investing and financing activities are made with both management and Board authorization, and any unauthorized expenses or usage of the Company’s assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.  The Company also keeps accounting records for each of the Company’s transactions including expenses, assets purchase, prepayments, notes receivable and payable that in reasonable detail accurately and fairly reflect the transaction; and for providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements.

We have limited capital resources and have given priority in the use of those resources to the development of our business. As our operations grow and become more complex, we intend to hire additional personnel in financial reporting and other areas. However, there can be no assurance of when, if ever, we will be able to remediate the identified material weaknesses.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. As a smaller reporting company, the management’s report is not subject to attestation by the Company’s registered public accounting firm.

2.          Please amend your 10-K to include management’s annual report on internal control over financial reporting, which includes a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, a statement identifying the framework used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting, and management’s assessment of the effectiveness of the registrant’s internal control over financial reporting as of the end of the registrant’s most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.  Please refer to Item 308 of Regulation S-K.

Response:

Please see our response to Question No. 1 above.

3.          If you amend your 10-K in response to these comments, please consider the effect of that amendment on your conclusion as to the effectiveness of your disclosure controls and procedures and update that conclusion as needed.  If you continue to believe that your disclosure controls and procedures are effective, please explain this conclusion to us in detail in your response.

Response:

We will amend our conclusion as to the effectiveness of our disclosure controls and procedures and update that conclusion according to our response to Question No. 1 above.

Report of Independent Registered Public Accounting Firm, page F-1

4.          We note that the opinion of MJF & Associates, APC only covers your financial statements as of September 30, 2017 and for the year then ended.  However, you are required by Rule 8-02 of Regulation S-X to provide two full years of audited financial statements in your Form 10-K.  Please amend your Form 10-K to include an auditor’s report covering your financial statements as of and for the year ended September 30, 2016.

Response:

We will amend our Form 10-K to include an auditor’s report covering our financial statements as of and for the year ended September 30, 2016.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 or Ms. Chelsea Anderson at (206) 816-1312 at Garvey Schubert Barer.

Very truly yours,

/s/ Umesh Patel
Umesh Patel
Chief Executive Officer of Fuse Enterprises, Inc.